UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

16 November 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release: Sachio Semmoto resigns from Telecom board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 16 November 2010	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

16 November 2010 MEDIA RELEASE

Sachio Semmoto resigns from Telecom board

Telecom has today announced that Sachio Semmoto is to resign from its board with immediate effect.

Dr Semmoto, who was appointed to the Telecom board in March 2009, has decided that, due to a recent health condition, he is no longer in a position to participate fully as a director of Telecom.

Telecom Chairman Wayne Boyd acknowledged Dr Semmoto’s contribution to Telecom during a period of profound and far-reaching change.

“Dr Semmoto has brought a unique mix of entrepreneurial and technological skills to the Telecom board and it is with regret that I have accepted his resignation,” said Mr Boyd.

Mr Boyd said no replacement director is planned at this stage.

“Given the uncertainty the company faces due to the government’s Ultra-fast Broadband initiative, it is not appropriate currently to appoint a new director,” he said.

ENDS

Contact:

Ian Bonnar

Telecom New Zealand

027 215 7564